Exhibit 99.1
NEWS RELEASE
Brookfield Properties Corporation
To Hold Conference Call and Webcast of
2006 Year End and Fourth Quarter Financial Results
Friday, February 9, 2007 at 11:00 a.m. E.T.
NEW YORK, January 5, 2007 — Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that its 2006 year end and fourth quarter results will be released prior to the market open on Friday, February 9, 2007. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2006 year end results on Friday, February 9, 2007 at 11:00 a.m. Eastern Time. Scheduled speakers are Ric Clark, President and Chief Executive Officer, and Craig Laurie, Chief Financial Officer. Management’s presentation will be followed by a question and answer period.
Along with the earnings news release, an updated supplemental information package will be available on the company’s Web site www.brookfieldproperties.com, before the market open on February 9, 2007.
To participate in the conference call, please dial 866-578-5747; pass code 92450931, five minutes prior to the scheduled start of the call.
A replay of this call can be accessed through March 11, 2007 by dialing 888-286-8010, pass code 46391385. A live web cast of the call will be available at www.brookfieldproperties.com for 30 days.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio is comprised of interests in 106 office properties totaling 73 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. Brookfield Properties also holds interests in over 15 million square feet of high-quality, centrally-located development properties in its major markets. Brookfield Properties trades on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact:  Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com.